UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-41842
Abivax SA
(Translation of registrant’s name into English)
7-11 boulevard Haussmann
75009 Paris, France
+33 (0) 1 53 83 08 41
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.
Form 20-F [ X ] Form 40-F [ ]

On April 20, 2026, Abivax SA (the “Registrant”) published a press release entitled “Annual Ordinary and
Extraordinary General Meeting of May 11, 2026 Availability of the Preparatory Documents.” A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, such website is not part of this Form 6-K nor is it incorporated herein.
Incorporation by Reference
This Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the
Registrant’s registration statements on Form F-3 (File No. 333-283336 and 333-288884) and Form S-8 (File No.
333-286069 and 333-294544) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit 99.1	Press release, dated April 20, 2026
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

Date: April 20, 2026	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer